UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 13)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
Stock Purchase Rights
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Inco on May 31, 2006 and amended on May 31, June 5, June 6, June 7, June 12, June 13, June 14, June 22, June 23, June 26 and June 27, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 3 is hereby amended and supplemented by replacing the material added after the second paragraph of “Arrangements Between Inco and its Directors and Senior Officers — Executive Employment Agreements” in the Directors’ Circular with the following:
On June 21, 2006 Inco’s Board of Directors approved updated versions of the Executive Employment Agreements and the agreements described in the preceding paragraph. Updates include provisions required in light of changes in applicable law, clarifications to certain sections and definitions and changes to reflect market practice (including a provision that departing executives will receive their severance payment in a lump sum). The Board also extended the Executive Employment Agreements to the three Management Committee members (Ronald C. Aelick, Mark Cutifani and Simon A. Fish) who were not party to the previous form of Executive Employment Agreement to provide the three Management Committee members with the same contractual benefits the other four members of such committee have. The agreements were entered into with the affected executives, other than Peter C. Jones, on June 26, 2006.
On June 28, 2006 Inco and Peter C. Jones, its President and Chief Operating Officer, entered into an agreement clarifying certain terms of his Executive Employment Agreement, effective as of March 23, 1998. Mr. Jones will, pursuant to the agreement, be resigning from the positions of President and Chief Operating Officer of Inco effective upon the earlier of: (i) completion of the pending acquisition by Inco of all of the common shares of Falconbridge, and (ii) June 30, 2006. Following the effective date of such resignations, Mr. Jones will continue to hold all other positions with Inco and its subsidiaries and affiliates and will act as a special advisor to Inco’s Chief Executive Officer through December 31, 2006. Pursuant to Mr. Jones’ Executive Employment Agreement, Mr. Jones’ separation from Inco will constitute a termination of employment other than for cause and he will, accordingly, be receiving certain severance payments and other benefits for or in respect of a 36-month period beginning after the effective date of his termination.
The foregoing descriptions of the changes to the forms of agreement and the agreement with Peter C. Jones do not purport to be complete and are qualified in their entirety by reference to the forms of updated agreements and the agreement with Peter C. Jones, which are filed as Exhibits (e)(8)–(10) hereto and incorporated herein by reference.
Item 7. Purposes of the Transaction and Plans or Proposals.
Item 7 is hereby amended and supplemented by adding the following hereto:
On June 25, 2006, Inco Limited (“Inco”), together with Falconbridge Limited (“Falconbridge”) and Phelps Dodge Corporation (“Phelps Dodge”), announced that they had entered into a number of agreements, described below, relating to (i) an increase in the consideration under Inco’s outstanding offer to acquire all of the common shares of Falconbridge and (ii) a proposed combination of Inco and Phelps Dodge, pursuant to a statutory plan of arrangement under which Inco would amalgamate with a wholly-owned subsidiary of Phelps Dodge and become a wholly-owned subsidiary of Phelps Dodge. If both Inco’s offer to acquire all the outstanding shares of Falconbridge and the proposed arrangement are successfully completed, the three companies would continue as “Phelps Dodge Inco Corporation”.
Fifth Amendment to Support Agreement between Inco and Falconbridge
On June 25, 2006, Inco entered into a fifth amending agreement (the “Fifth Amendment”) with Falconbridge for the purpose of amending the support agreement (as amended, the “Support Agreement”) originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006, March 21, 2006 and May 13, 2006, respectively. Under the terms of the Fifth Amendment, Inco has agreed to increase the cash consideration and the share consideration offered to holders of Falconbridge common shares pursuant to Inco’s offer (the “Offer”) to acquire all of the issued and outstanding Falconbridge common shares to Cdn.$53.83 in cash and to 0.82419 of an Inco common share, respectively, per Falconbridge common share. As a result, Falconbridge shareholders will be entitled to elect to receive either Cdn.$53.83 in cash for each Falconbridge common share held or 0.82419 of a common share of Inco plus Cdn.$0.05 in cash for each Falconbridge common share held, subject in each case to proration based upon the maximum amount of cash available and the maximum number of Inco common shares issuable under the Offer. The maximum amount of cash consideration available under the Offer has been increased to Cdn.$6,700,377,653 and the maximum number of Inco common shares available for issuance under the Offer has been increased to 213,171,558 Inco common shares. Assuming full proration of these maximum amounts, Falconbridge shareholders would be entitled to receive Cdn.$17.50 in cash and 0.55676 of an Inco common share for each Falconbridge common share tendered to the Offer, subject to adjustment for fractional shares. Inco and Falconbridge have also agreed to a corresponding adjustment to the number of Inco common shares to be received by holders of Falconbridge options following the completion of the take-over bid.
The Fifth Amendment also amends the Support Agreement to provide that the Support Agreement may be terminated by either Inco or Falconbridge in the event (i) the other party has not complied in all material respects with its covenants or obligations under the Support Agreement, or (ii) any representation or warranty of the other party under the Support Agreement shall have been untrue or incorrect as at October 10, 2005 (being the first date of the Support Agreement) or shall have become untrue or incorrect at any time prior to the Expiry Time (as defined in the Support Agreement) and such untrue or incorrect representation or warranty is not curable or, if curable, is not cured by the earlier of such date which is 30 days from the notice of such breach and the Expiry Time except, in the case of a termination by Falconbridge, for any untrue representations or warranties of Inco which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (as defined in the Support Agreement) with respect to Inco, or, in the case of a termination by Inco, for any untrue representations or warranties of Falconbridge which, individually or in the aggregate, would not, or would not reasonably be expected to, have a Material Adverse Effect with respect to Falconbridge or would not, or would not reasonably be expected to, prevent or materially delay the completion of the Offer or a subsequent acquisition transaction prior to the Expiry Time.
In light of the proposed transaction involving Inco and Phelps Dodge, under the terms and subject to the conditions of the Fifth Amendment, Falconbridge has agreed to use its reasonable best efforts to co-operate with Inco and to obtain all necessary consents and approvals with respect to the transactions contemplated by the Combination Agreement. Falconbridge has also agreed to furnish Inco with all information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) for the preparation, filing and mailing of the management information circular to be delivered to Inco shareholders in connection with the arrangement, as well as the making of regulatory filings, as required under the Combination Agreement (discussed below).
Combination Agreement between Inco and Phelps Dodge
Also on June 25, 2006, Inco and Phelps Dodge entered into a combination agreement (the “Combination Agreement”). The Combination Agreement provides that, upon the terms and subject to the conditions set forth therein, a newly-formed, wholly-owned subsidiary (“Subco”) of Phelps Dodge will acquire all of the issued and outstanding common shares of Inco by way of a statutory plan of arrangement effected under the Canada Business Corporations Act (the “Arrangement”). As a result of the transactions contemplated by the Combination Agreement, Inco will become a wholly-owned subsidiary of Phelps Dodge.
Pursuant to the terms of the Arrangement, Subco and Inco will amalgamate and each outstanding common share of Inco (other than (x) common shares held by a holder who has validly exercised its dissent rights or by Phelps Dodge or by any subsidiary of Phelps Dodge and (y) restricted Inco common shares) will be exchanged by the holder thereof for Cdn.$17.50 in cash (the “Cash Amount”) and 0.672 of a common share of Phelps Dodge (the “Exchange Ratio”). Each outstanding restricted common share of Inco awarded under Inco’s 2001 Key Executive Incentive Plan and 2005 Key Executive Incentive Plan will be converted into that number of restricted Phelps Dodge common shares equal to the Exchange Ratio plus the quotient of the Cash Amount divided by the closing price of Phelps Dodge’s common shares on the New York Stock Exchange (“NYSE”) on the trading day immediately prior to the closing date of the Arrangement expressed in Canadian dollars (such sum, the “Stock Award Exchange Ratio”). Each outstanding option to acquire Inco common shares, whether or not vested, shall be cancelled in exchange for a fully vested option to acquire that number of Phelps Dodge common shares equal to the number of Inco common shares subject to such Inco option multiplied by the Stock Award Exchange Ratio. The exercise price for each Phelps Dodge common share subject to any such converted option will be an amount equal to the quotient of the exercise price per Inco common share subject to such Inco option divided by the Stock Award Exchange Ratio, subject to certain adjustments as set out in the Combination Agreement.
The combined entity resulting from the Arrangement will be named Phelps Dodge Inco Corporation (“Phelps Dodge Inco”). The board of directors of Phelps Dodge Inco will consist of 15 members, 11 of whom will be selected from the board of directors of Phelps Dodge and four of whom will be selected from the boards of directors of Inco and Falconbridge, respectively. J. Stephen Whisler, currently chairman and chief executive officer of Phelps Dodge, will be chairman and chief executive officer of Phelps Dodge Inco. Scott M. Hand, currently chairman and chief executive officer of Inco, will become vice chairman of Phelps Dodge Inco. Derek Pannell, currently chief executive officer of Falconbridge, will become president of the nickel division of Phelps Dodge Inco, to be called Inco Nickel, and will head Phelps Dodge Inco’s nickel, zinc and aluminium operations. Timothy R. Snider, currently president and chief operating officer of Phelps Dodge, will hold the same position with Phelps Dodge Inco and Ramiro G. Peru, currently executive vice president and chief financial officer of Phelps Dodge, will be the chief financial officer of Phelps Dodge Inco. Mssrs. Whisler, Snider and Peru will continue to be based in Phoenix, Arizona, while Mssrs. Hand and Pannell will continue to be based in Toronto, Ontario.
Under the terms of the Combination Agreement, Inco and Phelps Dodge have made customary representations, warranties and covenants, including, among others, covenants that during the interim period between the execution of the Combination Agreement and the effective time of the Arrangement, (a) each of Inco and Phelps Dodge will conduct its respective business in the ordinary course consistent with past practice and in compliance in all material respects with applicable laws and not take any action that would be expected to prevent or materially impair or delay the consummation of the transactions contemplated by the Combination Agreement; (b) Inco and Phelps Dodge will use their reasonable best efforts to take all actions required for the consummation of the transactions contemplated by the Combination Agreement; (c) Inco will not engage in combinations or other significant transactions; (d) subject to certain exceptions, Inco’s board of directors will recommend to holders of Inco common shares that they vote in favour of the Arrangement, and will not withdraw such recommendation or modify or qualify such recommendation in any manner adverse to Phelps Dodge; (e) subject to certain exceptions, Phelps Dodge’s board of directors will recommend to holders of Phelps Dodge common shares that they vote in favour of an amendment to Phelps Dodge’s restated certificate of incorporation to increase Phelps Dodge’s authorized common stock, change the name of Phelps Dodge to “Phelps Dodge Inco Corporation” and increase the maximum size of Phelps Dodge’s board from 12 to 15 directors and the issuance of Phelps Dodge common shares pursuant to the terms of the Arrangement (f) subject to certain exceptions, Inco will not solicit any proposals relating to alternative acquisition transactions; and (g) subject to certain exceptions, Inco will not engage in any discussions or negotiations or provide confidential information in connection with any proposals for alternative acquisition transactions.
The obligations of Inco and Phelps Dodge to effect the Arrangement and complete the transactions contemplated by the Combination Agreement are subject to the satisfaction of certain conditions including, among others, (a) approval of Phelps Dodge’s shareholders (by a vote of a majority of Phelps Dodge’s common shares entitled to vote) of an amendment to its restated certificate of incorporation to increase Phelps Dodge’s authorized common stock, change the name of Phelps Dodge to “Phelps Dodge Inco Corporation” and increase the maximum size of Phelps Dodge’s board from 12 to 15 directors; (b) approval by Phelps Dodge’s shareholders (by a vote of majority of the votes cast at the special meeting as long as the total votes cast represents a majority of Phelps Dodge’s common shares entitled to vote) of the issuance of Phelps Dodge common shares pursuant to the terms of the Arrangement; (c) approval of Inco’s shareholders of the Arrangement by special resolution (being a resolution approved by 66 2/3% of the votes cast on the special resolution by holders of Inco common shares present in person or by proxy at the Inco shareholder meeting); (d) expiration or termination of the applicable waiting periods under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the European Commission anti-trust Council Regulation (EC) 139/2004 of 20 January 2004; (e) approval under the Competition Act (Canada) and the Investment Canada Act; (f) receipt of an interim order in connection with the Arrangement and a final order approving the Arrangement, in each case, from the Ontario Superior Court of Justice; (g) either (i) Inco having acquired at least two-thirds of the outstanding common shares of Falconbridge under the Offer and having completed a compulsory acquisition or a subsequent acquisition transaction, or (ii) the Support Agreement having been terminated in accordance with its terms; and (h) the Phelps Dodge common shares issuable pursuant to the Arrangement having been approved for listing on the NYSE and the Toronto Stock Exchange (“TSX”), subject to notice of issuance. In addition, Phelps Dodge will not be obligated to consummate the Combination if holders of more than 10% (or, in certain circumstances, 15%) of all of the issued and outstanding Inco common shares have exercised dissent rights in respect of the Arrangement.
Each party’s obligation to complete the transactions contemplated by the Combination Agreement is also subject to certain other conditions, including (i) subject to certain exceptions, the accuracy as of the Closing Date of the representations and warranties of the other party under the Combination Agreement, except for such inaccuracies as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such party, (ii) performance in all material respects by the other party of its material covenants and obligations under the Combination Agreement, and (iii) the absence of material adverse changes in respect of the other party.
The Combination Agreement contains certain termination rights in favour of each of Inco and Phelps Dodge and further provides that, upon termination of the Combination Agreement under certain specified circumstances, Inco may be required to pay Phelps Dodge a termination payment equal to US$425 million, provided that such amount will be increased to US$925 million from and after the date that Inco has acquired at least two-thirds of the outstanding common shares of Falconbridge. The Combination Agreement also provides that Phelps Dodge may be required to pay Inco a termination payment equal to US$500 million in certain specified circumstances. The Combination Agreement further provides that each of Phelps Dodge and Inco may be required to pay the other party a termination payment equal to US$125 million in certain specified circumstances.
Note Purchase Agreement between Inco and Phelps Dodge
On June 25, 2006, in connection with the entering into of the Combination Agreement, Inco and Phelps Dodge also entered into a note purchase agreement (the “Note Purchase Agreement”) pursuant to which Phelps Dodge has agreed, subject to certain conditions, to purchase up to U.S.$3,000,000,000 aggregate principal amount of Inco 8.0% convertible subordinated notes due April 1, 2012 (the “Notes”). Inco may require the purchase of Notes only to the extent that it requires the proceeds of the Notes for certain permitted uses, being (a) the acquisition of Falconbridge common shares as contemplated by the Support Agreement and/or (b) the satisfaction of the obligations of Inco and Falconbridge to any shareholders who properly exercise dissent rights in respect of a compulsory acquisition or a subsequent acquisition transaction to enable Inco to acquire all of the Falconbridge common shares not acquired under the Offer. Phelps Dodge’s obligation to purchase Notes is subject to, among other things, receipt of customary certificates and opinions from Inco and to (i) approval by the TSX of the issuance and sale of the Notes, the issuance of the Inco common shares issuable upon conversion of the Notes and the listing of such Inco common shares on the TSX and (ii) application having been being made for the listing of such Inco common shares on the NYSE. Phelps Dodge’s obligation to purchase Notes may continue or be terminated after the Combination Agreement is terminated, depending on the circumstances of the termination of such agreement.
The Notes are convertible by the holder, in whole or in part and from time to time, into Inco common shares at a conversion rate equal to 95% of the average closing price of Inco’s common shares on the NYSE over the five trading days preceding the date of conversion, provided, however, that the Notes may not be converted (i) prior to the six-month anniversary of the issuance of the Notes or (ii) if the holder of the Notes and its affiliates would own, together with any persons acting jointly or in concert with the holder and its affiliates, after such conversion, an aggregate of more than 20% of Inco’s outstanding common shares. Inco may deliver cash in lieu of part or all of the amount due upon conversion of the Notes at stated principal amount plus accrued interest.
Phelps Dodge is entitled to customary U.S. registration rights in respect of the Inco common shares issuable upon conversion of the Notes. Upon the conversion of any Note by Phelps Dodge, it may either hold the resulting Inco common shares, in which case it may not vote those shares except pro rata with other voting shareholders, or it may sell the resulting common shares. Such sales may either be in (i) broad, underwritten distributions, or (ii) block sales each representing 5% or less of Inco’s issued and outstanding common shares, provided that Phelps Dodge will use its commercially reasonable efforts in the context of the block trade market to avoid such trade being made to mining industry participants having an equity market capitalization of $10 billion or more. The Notes are redeemable by Inco at its option for cash, in whole or in part at any time (including following notice by the noteholder of its intent to convert) at their stated principal amount plus accrued interest and are mandatorily redeemable by Inco for cash at their stated principal amount plus accrued interest upon a change of control of Inco (other than a change of control resulting in Phelps Dodge controlling Inco).
Phelps Dodge’s commitment to purchase Notes may be terminated: (i) at any time by the mutual written consent of Phelps Dodge and Inco, (ii) if there has been a material breach of (a) any representation or warranty of Inco contained in the Note Purchase Agreement or (b) any of the covenants or agreements contained in the Note Purchase Agreement on the part of Inco, which breach is not curable or, if curable, is not cured within 10 business days after written notice of such breach is given by Phelps Dodge to Inco, (iii) in the case of a change of control of Inco, or (iv) at any time after March 31, 2007. The Note Purchase Agreement can be terminated prior to the initial issuance of Notes if any law is passed that makes the consummation of the transaction contemplated by the Note Purchase Agreement or the Support Agreement illegal or otherwise prohibited.
Co-operation Agreement between Falconbridge and Phelps Dodge
In connection with the Combination Agreement, on June 25, 2006, Falconbridge and Phelps Dodge entered into a co-operation agreement (the “Co-operation Agreement”) pursuant to which Falconbridge has agreed to take certain actions and refrain from taking certain actions in order to facilitate the Arrangement. Among other things, each of Falconbridge and Phelps Dodge has agreed to afford the other with reasonable access to information, subject to the terms and conditions of the confidentiality agreement previously entered into by Falconbridge and Phelps Dodge. In addition, Falconbridge has agreed to furnish Phelps Dodge with information concerning Falconbridge and (to the extent available to Falconbridge) its shareholders for the preparation, filing and mailing of the proxy statement of Phelps Dodge proposed to be delivered to its shareholders in connection with the shareholder approval required to be obtained by Phelps Dodge of the transactions contemplated by the Combination Agreement and the regulatory filings required to consummate the transactions contemplated by the Combination Agreement. Phelps Dodge and Falconbridge have made customary representations, warranties and covenants in the Co-operation Agreement, and the Co-operation Agreement shall terminate upon termination of the Support Agreement by either Inco or Falconbridge or termination of the Combination Agreement by either Phelps Dodge or Inco.
Source of Funds for Offer to Acquire Falconbridge
In connection with Inco having increased the consideration under its Offer and entered into the Combination Agreement and the Note Purchase Agreement, Inco also entered into an amendment letter (the “Amendment Letter”) dated June 25, 2006 with its lead arrangers (the “Lead Arrangers”) under the previously disclosed loan agreement dated as of December 22, 2005 among Inco, as borrower, Royal Bank of Canada, as administrative agent, the Lead Arrangers and the other banks and other financial institutions party thereto as lenders (such loan agreement, as amended by a First Amendment Agreement dated as of January 31, 2006 and a Second Amendment Agreement dated as of February 20, 2006, the “Existing Acquisition Facilities Credit Agreement”). The Existing Acquisition Facilities Credit Agreement was amended to provide for the following: (i) a “Change of Control” of Inco will be deemed to occur on the effective date of the Combination Agreement, with the result that amounts outstanding under the Existing Acquisition Facilities Credit Agreement may be required to be prepaid and the Existing Acquisition Facilities Credit Agreement terminated within 10 business days of such date, and (ii) an increase in the amount of cash which may be used by Inco to finance its increased Offer and related expenses (collectively, the “Transaction Expenses”).
Inco and the Lead Arrangers also agreed to amend the Existing Acquisition Facilities Credit Agreement to provide, among other things, for the following: (i) an increase in the amount of debt which may be used by Inco to finance the Transaction Expenses, with additional adjustments in the event dissent or appraisal rights are exercised in connection with Inco’s Offer, and (ii) in the event of a credit rating downgrade by two of three credit rating agencies to BB (or equivalent) or lower in respect of Inco, for an additional financial covenant and the grant of security for Inco’s obligations under the Existing Acquisition Facilities Agreement by Inco and each of its subsidiaries located in the United States or Canada over all assets located in the United States or Canada. The first advance under these loan facilities is available until August 10, 2006.
In addition, on June 25, 2006, Inco accepted a commitment from the Lead Arrangers to provide additional financing for the Transaction Expenses, on terms and conditions substantially similar to those under the Existing Acquisition Credit Facilities Agreement (as amended by the Amendment Letter).
Inco intends to finance the cash payable in connection with the Offer through the committed loan facilities referred to above and available cash resources. Inco may also issue Notes pursuant to the Note Purchase Agreement to obtain additional liquidity in connection with the Offer, subject to the requirements of the Note Purchase Agreement.
The foregoing descriptions of the Combination Agreement, the Fifth Amendment, the Note Purchase Agreement and the Co-operation Agreement do not purport to be complete and are qualified in their entirety by reference to the Combination Agreement, the Fifth Amendment, the Note Purchase Agreement and the Co-operation Agreement, which are filed as Exhibits (e)(11)—(14) hereto and incorporated herein by reference.
Item 9. Exhibits.
Item 9 is hereby amended and supplemented by adding the following hereto:

(e)(8)	Form of agreement between all of the executive officers of Inco and Inco covering severance payments and continuation of certain benefits in the event of involuntary termination of employment (except for cause) or resignation under certain circumstances not wholly voluntary within two years following a change of control (as defined in such agreement) (incorporated by reference to Exhibit (e)(8) to Amendment No. 11 to Schedule 14D-9 (Commission File No. 005-46625) filed by Inco on June 26, 2006

(e)(9)	Form of agreement between Scott M. Hand, Peter J. Goudie Robert D.J. Davies, Ronald C. Aelick, Mark Cutifani and Simon A. Fish and Inco covering severance payments and continuation of certain benefits in the event of involuntary termination of employment (except for cause) or resignation under certain circumstances not wholly voluntary (incorporated by reference to Exhibit (e)(9) to Amendment No. 11 to Schedule 14D-9 (Commission File No. 005-46625) filed by Inco on June 26, 2006

(e)(10)	Agreement, dated June 28, 2006 between Peter C. Jones and Inco

(e)(11)	Combination Agreement dated June 25, 2006 between Inco and Phelps Dodge Corporation (incorporated by reference to Exhibit 2.1 to Inco’s Form 8-K filed on June 30, 2006)

(e)(12)	Fifth Amending Agreement dated June 25, 2006 between Inco and Falconbridge Limited (incorporated by reference to Exhibit 2.2 to Inco’s Form 8-K filed on June 30, 2006)

(e)(13)	Note Purchase Agreement dated June 25, 2006 between Inco and Phelps Dodge Corporation (incorporated by reference to Exhibit 2.3 to Inco’s Form 8-K filed on June 30, 2006)

(e)(14)	Cooperation Agreement dated June 25, 2006 between Phelps Dodge Corporation and Falconbridge Limited (incorporated by reference to Exhibit 2.4 to Inco’s Form 8-K filed on June 30, 2006)

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Simon A. Fish
Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary
June 29, 2006